Mail Stop 6010

June 29, 2006

Jon Anderson
Chief Financial Officer
Actel Corporation
2061 Stierlin Court
Mountain View, California 94043

>   **Re: Actel Corporation**
>   **Form 10-K for the fiscal year ended January 1, 2006**
>   **Filed March 17, 2006**
>   **Form 10-Q for the quarterly period ended April 2, 2006**
>   **File No. 000-21970**

Dear Mr. Anderson:

        We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 1, 2006

Management's Discussion and Analysis
Quarterly Information, page 61

1.   In future filings please discuss significant adjustments in a particular quarter that effect that comparability of the quarterly information included on page 62. For example, we note the significant decrease in gross profit and net income in the

quarters ended September 30, 2004 and December 31, 2004. Any adjustments that contributed to the variances in these quarters should be disclosed.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Shareholders' Equity and Accumulated Other Comprehensive Income/(Loss), page 65

2.   We note that you reduced retained earnings and additional paid-in capital for your repurchase of common stock in 2005 and 2004. Please tell how you determined the amounts recorded to retained earnings and additional paid-in capital. In addition, tell us the reason for affecting retained earnings.

Note 1. Organization and Summary of Significant Accounting Policies, page 68

General

3.   We note that although your fiscal year ended January 1, 2006, you present consolidated balance sheets and statements of operations as of and for the year ended December 31, 2005 for ease of presentation. We also note that the report of your auditors references the actual dates on which your fiscal years ended. Please revise future filings to include financial statements that correctly present the actual dates on which your fiscal years ended.

Inventories, page 71

4.   We note that you wrote down inventory worth $3.2 million in the fourth quarter of 2004 due to the un-marketability and lack of future uses of RTSX-S parts and testing units. The discussion on page 55 indicates that you recorded a benefit of $0.9 in 2005 and $3.2 million in 2004 as a result of sales of previously written down inventory. Please tell us whether you expect to sell inventory that has been written-down in subsequent periods and indicate the circumstances that makes material amounts of inventory that has been written-down each period marketable in subsequent periods.

Revenue Recognition, page 72

5.   In future filings, please disclose the nature of the significant amounts of deferred income on shipments to distributors and over what period you expect this to be recorded in the statements of income. The footnotes should clearly disclose if deferred amounts may not be recorded in the income statements because of pricing adjustments or rights of return.

Form 8-K's relating to earnings releases dated January 31, 2006, October 24, 2005, July 26, 2005 and April 26, 2005

6.	We note that you present non-GAAP information in the earnings releases furnished on Forms 8-K. Please revise in future filings to include all the disclosures required by Item 10(e)(1)(i) of Regulation S-K and Question 8 to the FAQ Regarding the Use of Non-GAAP Financial Measures for each separate measure, including the:

- The substantive reasons why management believes a non-GAAP measure provides useful information to investors;

- The specific manner in which management uses a non-GAAP measure to conduct or evaluate its business;

- The economic substance behind management's decision to use a non-GAAP measure; and

- The material limitations associated with the use of a non-GAAP measure as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.

	Please note that these disclosures should be specific to each non-GAAP measure presented.

7.	Similarly, we note that you present a reconciliation of Pro-forma/non-GAAP net income to the GAAP measure. However, this is not provided for the other four non-GAAP measures. Please ensure that you reconcile each non-GAAP measure to the GAAP measure in accordance with Item 10(e)(1)(B) of Regulation S-K.

8.	In addition, we note that you refer to your non-GAAP information as "pro forma" results. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778 or me at (202) 551-3676 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Brian Cascio
Accounting Branch Chief